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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 2 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 City West Blvd, Suite 500
(No. and Street)

Houston (City) TX (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gammon 713-266-2993
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buffington & Company, P.C.
(Name — *if individual, state last, first, middle name*)

12012 Wickchester Lane, Suite 430 (Address) Houston (City) TX (State) 77079 (Zip Code)

PROCESSED
MAY 3 0 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
-

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

MICHAEL J SPEARS
Notary Public
State of Texas
My Commission Expires
October 29, 2005

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2002

IMS SECURITIES, INC.

TABLE OF CONTENTS

	PAGE NO.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET December 31, 2002	2
STATEMENT OF INCOME - Year Ended December 31, 2002	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY Year Ended December 31, 2002	4
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS Year Ended December 31, 2002	5
STATEMENT OF CASH FLOWS Year Ended December 31, 2002	6
NOTES TO THE FINANCIAL STATEMENTS December 31, 2002	7-10
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2002	11

BUFFINGTON & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX: (281) 920-5456

Independent Auditor's Report

To the Stockholder and Directors
IMS Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of IMS Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 24, 2003

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2002

ASSETS

Current Assets		
Cash and cash equivalents	$	72,493
Investments in Securities, at market value		30,279
Accounts receivable- brokers		58,216
Due from related company		30,000
Prepaid expenses		3,215
Total current assets		194,203
Total Assets	$	194,203

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Note payable- Insurance	$	39,025
Due to related company		10,048
Income taxes payable		2,031
Deferred income tax liability		2,350
Total current liabilities		53,454
Total Liabilities		53,454
Stockholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		24,000
Retained earnings		115,749
Total Stockholder's Equity		140,749
Total Liabilities and Stockholder's Equity	$	194,203

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2002

Revenue:	
Commissions and fees	$ 10,141,440
Interest income	48,616
Other income	16,150
Total Revenue	10,206,206
Expenses:	
Commissions paid	9,190,495
Management fee	905,300
Professional fees	6,952
Insurance	5,977
Dues and fees	34,333
Bad debts	-
Other expenses	26,671
Total Expenses	10,169,728
Net income before taxes	36,478
Provision for income taxes-	
Current expense	(7,522)
Deferred credit	774
Total income tax expense	(6,748)
Net income	$ 29,730

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances at January 1, 2002	100,000	$ 1,000	$ 24,000	$ 86,019	$111,019
Net income	-	-	-	29,730	29,730
Balances at December 31, 2002	100,000	$1,000	$24,000	$115,749	$140,749
Balances at January 1, 2001	100,000	$1,000	$24,000	$75,209	$100,209
Net income	-	-	-	10,810	10,810
Balances at December 31, 2001	100,000	$1,000	$24,000	$86,019	$111,019

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2002

Liabilities subordinated to claims of general creditors:

Balance at January 1, 2002	$ ---
Changes during the year ended December 31, 2002	---
Balance at December 31, 2002	$ ---

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS-

Cash Flows from Operating Activities		
Net income	$	29,730
Adjustment to reconcile net income to net cash provided by operating activities:		
Deferred tax expense (credit)		(774)
Reinvested dividends		(1,699)
Change in assets and liabilities:		
Increase in receivables		(57,044)
Decrease in prepaid expenses		3,521
Decrease in accounts payable		10,048
Increase in income taxes payable		(1,969)
Net cash used by operating activities		(18,187)
Cash Flows from Investing Activities:		-
Cash Flows from Financing Activities:		
Repayment of notes payable		(98,883)
Net cash used by financing activities		(98,883)
Net Decrease in Cash and Cash Equivalents		(117,070)
Cash and cash equivalents- Beginning of year		79,121
Cash and cash equivalents- End of year	$	(37,949)

See Note 2

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Company Activities - The Company is organized as a securities broker/dealer subject to the approval of the National Association of Securities Dealers (NASD). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and primarily operates in the geographic area of Houston, Texas.

Income Taxes - The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The differences relate primarily to the use of the cash basis of accounting for tax reporting in prior years. The Company offsets loss carryforwards against net timing differences in determining deferred tax liabilities.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2002, no allowance was considered to be necessary. There were no bad debts from losses and uncollectible accounts during the year ended December 31, 2002.

Cash Equivalents - The Company treats all investments with a maturity of three months or less at the date of acquisition as cash equivalents.

2. *CASH FLOWS*

Non-cash investing and financing activities during the year ended December 31, 2002, consisted of financing insurance policies on its own behalf through the execution of a note payable in the amount of $5,144.

2. *CASH FLOWS (Cont.)*

Income taxes paid during the year ended December 31, 2002, totaled $5,432. Interest paid during the year ended December 31, 2002, totaled $2,128.

3. *INVESTMENTS*

At December 31, 2002, the Company had subscribed to and owned investment securities as follows:

Description:	Fair Market Value
United Mortgage Trust, 1,095 shares of beneficial interest including reinvested earnings	$23,599
National Association of Securities Dealers, 300 warrants	3,300
Warren Resources, Inc., 338 shares of common stock	3,380
Total investments	$30,279

United Mortgage Trust paid dividends to the company totaling $1,699 in 2002 that were reinvested as additional shares in the trust.

None of the investment securities are traded in the open market. In the opinion of the Company's management, the costs of the investment securities approximate their fair market values at December 31, 2002. The investments are classified as available for sale at December 31, 2002.

4. *ACCOUNTS RECEIVABLE - BROKERS*

Advances to brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable commission charges.

5. *NOTE PAYABLE*

The note payable – insurance is payable in monthly installments of $13,120 through April 2003with interest included at 5.15%. The note includes amounts reimbursed by the company's brokers as well as the Company's share of insurance.

IMS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

6. *INCOME TAXES*

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. The components of the Company's deferred tax liability at December 31, 2002 are as follows:

Effect of the cash basis of accounting used for tax reporting in prior years	$2,350

Significant components of the provision for income taxes for the year ended December 31, 2002, are as follows:

Current:	
Federal	$ 5,762
State	1,760
Total current income tax expense	7,522
Deferred credit	(774)
Total income tax expense	$ 6,748

7. *RELATED PARTY TRANSACTIONS*

The Company has executed an agreement to pay a management fee to a corporation that is owned by the Company's stockholder. The management fee includes rent for office space and reimbursement for operating expenses incurred by the management corporation including salaries for all support personnel. Payments under the agreement are based on the Company's revenues, net of certain expenses, as determined by the stockholder. For the year ended December 31, 2002, $905,300 was incurred and paid as management fees under the agreement. Certain reimbursable expenses totaling $10,048 were due to the related company at December 31, 2002.

Also at December 31, 2002, another related company owed the Company $30,000 that had been deposited to an erroneous account.

All related company balances were repaid in early 2003.

8. *CONTINGENCIES*

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier is handling all currently pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any pending and potential claims. Management believes that additional uninsured losses or costs, if any, resulting from these matters will not be material to the financial condition of the Company or to the results of its future operations.

9. *CREDIT RISK*

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

10. *NET CAPITAL*

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3 in accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

IMS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

COMPUTATION OF NET CAPITAL -		
Total stockholder's equity		$140,749
Total stockholder's equity qualified for net capital		140,749
Add-		
Allowable credits:		
Deferred income tax liabilities resulting from nonallowable assets		7,372
Total capital and allowable subordinated liabilities		148,121
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	58,216	
Investments	30,279	
Prepaid insurance	3,215	
	91,710	(91,710)
Net capital before haircuts on securities positions		56,411
Haircuts on securities:		
Trading and investment securities, other	---	
Undue concentration	---	---
Net capital		*$ 56,411*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 51,411
Excess net capital at 1000%	$ 51,065

COMPUTATION OF AGGREGATE INDEBTEDNESS-	
Total liabilities	$ 53,454
Total aggregate indebtedness	$ 53,454
Ratio of Aggregate Indebtedness to Net Capital	0.95 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002)-

Net capital as reported in the Company's Part II (unaudited)	$ 45,122
Allowable credits not reported	7,372
Net audit adjustments	3,917
Net capital, Per above	*$ 56,411*

See independent auditor's report.